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nelsonmullins.com

September 27, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Maxpro Capital Acquisition Corp.
Amendment No. 2 to Form S-1
Filed July 20, 2021
File No. 333-258091

Ladies and Gentlemen:

On behalf of Maxpro Capital Acquisition Corp, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 2 to Registration Statement (“Amended Registration Statement”). This letter is being submitted together with an amendment (Amendment No. 3) which has been revised to address the Staff’s comments to the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Oral Comment conveyed by Eric McPhee on September 27, 2021 regarding inconsistency in the disclosure on page 83.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s oral comment to make the disclosure consistent.

CAL I FOR NI A | CO LOR ADO | DIS T R ICT OF CO L UMB IA | FLOR ID A | GEORG I A | MAR YL AND | MAS S AC HUS E T T S | NEW YO RK
NORT H CAROL IN A | SO UT H CAROL IN A | TE NNE S S E E | WE S T VIRGINI A

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Maxpro Capital Acquisition Corp.

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